FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ).

Enclosure:                                        Press release dated September 18th, 2003 announcing Transgene commences clinical development of MVA-FCU1.

CONTACT:

Transgene	Cohn & Wolfe	Euro RSCG C&O
Serge Braun	Julio Cantre	Marie-Carole de Groc
V.P., Research

+ 33 3 88 27 91 21	+1 (212) 798 9779	+33 (0)1 58 47 95 07

Transgene Commences Clinical Development of MVA-FCU1

Strasbourg, France, September 18, 2003 – Transgene (Nouveau Marché: FR0005175080 – Nasdaq: TRGNY) announced today the decision to commence clinical development of its anti-cancer product candidate, MVA-FCU1. MVA-FCU1 is a virus-directed enzyme-prodrug therapy which is designed to cause the production of a chemotherapeutic drug locally, within the tumor.

MVA-FCU1 uses the highly attenuated MVA vaccinia virus vector to express the FCU1 gene. The proprietary FCU1 gene was constructed by Transgene’s scientists by fusing the Saccharomyces cerevisiae cytosine deaminase gene and the uracil phosphoribosyltransferase gene. The FCU1 gene encodes a chimeric enzyme that efficiently converts the non-toxic prodrug 5-FC into the chemotherapeutic drug 5-FU, a well-known drug that has a proven efficacy. MVA-FCU1 is administered to patients via intra-tumoral injections along with the 5-FC prodrug, which is administered orally.

To date, very promising results have been observed in preclinical studies :

•                  20-fold higher concentration of 5-FU inside tumors treated with MVA-FCU1 compared to a standard 5-FU chemotherapy, whereas no 5-FU is detected in the circulation allowing increased efficiency with lack of systemic toxicity;

•                  Sustained transformation of 5-FC into 5-FU inside the tumors for at least two weeks after administration of MVA-FCU1; and

•                  Tumor control in very aggressive colon carcinoma in-vivo models.

A Phase I clinical trial is expected to begin in the second half of 2004 in patients with metastatic colorectal cancer whose hepatic metastases are not eligible for local ablation. In preparation for the clinical trial, clinical batches of MVA-FCU1 will be produced in Transgene’s manufacturing facility and will undergo regulatory toxicity studies.

“MVA-FCU1 is our third distinct approach to fight cancer, in addition to our cancer vaccines and immunotherapy programs,” stated Jean-François Carmier, Chief Executive Officer of Transgene. “We are confident that MVA-FCU1 has the potential to significantly enhance the anti-tumoral effect of the chemotherapeutic drug 5-FU while abrogating its systemic toxicity, as demonstrated in our preclinical evaluation.”

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

Preclinical data will be presented at the 12th European Cancer Conference (ECCO) to be held September 21-25, 2003 in Copenhagen, Denmark. The poster session entitled “Molecular targeted therapy,” scheduled for Wednesday, September 24, 2003, will include the presentation of the following abstract: “FCU1 : A Highly Potent Suicide Gene Therapy Based On 5-FU. P. Erbs , A. Findeli, P. Cordier, J. Kintz, C. Hoffmann, K. Dott, V. Calenda, J-M. Balloul.”

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which have completed Phase I clinical trials.  Transgene’s proprietary vector technology platform consists of adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 18, 2003	Transgene S.A.

		By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer